As filed with the Securities and Exchange Commission on July 13, 2016

Securities Act File No. 333-211408
Investment Company Act File No. 811-23157

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 1

(Check appropriate box or boxes)

BROOKFIELD REAL ASSETS INCOME FUND INC.
(Exact name of registrant as specified in charter)

Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
(Address of Principal Executive Offices)

Telephone Number: (855) 777-8001

(Area Code and Telephone Number)

Brian F. Hurley
President
Brookfield Real Assets Income Fund Inc.
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
(Name and Address of Agent for Service)

Copies to:

Alexis I. Rieger, Esq. Brookfield Real Assets Income Fund Inc. Brookfield Place, 250 Vesey Street, 15th Floor New York, New York 10281-1023	Michael R. Rosella, Esq. Paul Hastings LLP 200 Park Avenue New York, New York 10166

Approximate Date of Proposed Offering:  As soon as practicable after this Registration Statement is declared effective.

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C (File Nos. 333-211408 and 811-23157) of the Brookfield Real Assets Income Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibit 11(b) to the Registration Statement.  Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-14 8C setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C:  OTHER INFORMATION

Item 15.         Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and material to the cause of action.  The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate the Registrant to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Registrant and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

The Registrant’s Bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Registrant and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.  The Registrant’s charter and Bylaws also permit the Registrant to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant, if any.

Maryland law requires a corporation (unless its charter provides otherwise, which is not the case for the Registrant’s charter) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity.  Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe the act or omission was unlawful.  However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses.  In addition, Maryland law permits a corporation to pay or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.                 Exhibits

(1)	Articles of Incorporation previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(2)	Bylaws of the Registrant previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization. (included as Appendix B to the Combined Proxy Statement/Prospectus included in this Registration Statement)

(5)	Instruments defining the rights of holders of securities being registered are herein incorporated by reference from the Registrant’s Articles of Incorporation and Bylaws.

(6)(a)

Form of Investment Advisory Agreement between the Registrant and Brookfield Investment Management Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(6)(b)

Form of Investment Sub-Advisory Agreement among the Registrant, Brookfield Investment Management Inc. and Schroder Investment Management North America Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(6)(c)	Form of Operating Expense Limitation Agreement previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(7)	Not applicable.

(8)	Not applicable.

(9)

Form of Custody Agreement between the Registrant and U.S. Bank National Association previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(10)	Not applicable.

(11)(a)	Consent of Paul Hastings LLP previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(11)(b)	Opinion and Consent of Venable LLP. (1)

(12)(a)

Form of Opinion of Paul Hastings LLP regarding tax matters with respect to Brookfield Mortgage Opportunity Income Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(12)(b)

Form of Opinion of Paul Hastings LLP regarding tax matters with respect to Brookfield Total Return Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(12)(c)

Form of Opinion of Paul Hastings LLP regarding tax matters with respect to Brookfield High Income Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(13)(a)

Form of Administration Agreement between the Registrant and Brookfield Investment Management Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(13)(b)

Form of Fund Sub-Administration Agreement between the Adviser, with respect to the Registrant, and U.S. Bancorp Fund Services, LLC previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(13)(c)

Form of Transfer Agency Agreement between the Registrant and American Stock Transfer & Trust Company, LLC previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(13)(d)

Form of Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(14)(a)

Consent of Independent Registered Public Accounting Firm with respect to Brookfield Mortgage Opportunity Income Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(14)(b)

Consent of Independent Registered Public Accounting Firm with respect to Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(15)	Not applicable.

(16)	Powers of Attorney previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(17)(a)

Annual Report to Shareholders of Brookfield Mortgage Opportunity Income Fund Inc. for the fiscal year ended June 30, 2015, previously filed on Form N-CSR (File Nos. 333-185159 and 811-22773) on August 27, 2015, is incorporated herein by reference.

(17)(b)

Annual Report to Shareholders of Brookfield Total Return Fund Inc. for the fiscal period ended September 30, 2015, previously filed on Form N-CSR (File Nos. 333-183026 and 811-05820) on November 27, 2015, is incorporated herein by reference.

(17)(c)

Annual Report to Shareholders of Brookfield High Income Fund Inc. for the fiscal period ended September 30, 2015, previously filed on Form N- CSR (File Nos. 333-195128 and 811-08795) on November 27, 2015, is incorporated herein by reference.

(17)(d)	Semi-Annual Report to Shareholders of Brookfield Mortgage Opportunity Income Fund Inc. for the fiscal period ended December 31, 2015, previously filed on Form N-CSR (Filed Nos. 333-185159 and 811-22773) on February 2, 2016, is incorporated herein by reference.

(17)(e)	Form of Proxy for Brookfield Mortgage Opportunity Income Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(17)(f)	Form of Proxy for Brookfield Total Return Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(17)(g)	Form of Proxy for Brookfield High Income Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(17)(h)	Code of Ethics for Schroder Investment Management North America Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 11, 2016, is incorporated herein by reference.

(1)         Filed herewith.

Item 17.                 Undertakings

(1)           The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)           The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3)           The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 13th day of July, 2016.

BROOKFIELD REAL ASSETS INCOME FUND INC.

By:	/s/ BRIAN F. HURLEY
Name:	Brian F. Hurley
Title:	President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ BRIAN F. HURLEY		President (Principal Executive Officer)	July 13, 2016
Brian F. Hurley

/s/ ANGELA W. GHANTOUS		Treasurer (Principal Financial Officer)	July 13, 2016
Angela W. Ghantous

*		Director	July 13, 2016
Heather Goldman

*		Director	July 13, 2016
Edward A. Kuczmarski

*		Director	July 13, 2016
Stuart A. McFarland

*		Director	July 13, 2016
Louis P. Salvatore

/s/ JONATHAN C. TYRAS		Director	July 13, 2016
Jonathan C. Tyras

*By:	/s/ BRIAN F. HURLEY	Attorney-in-Fact	July 13, 2016
Brian F. Hurley

Exhibits

(11)(b)	Opinion and Consent of Venable LLP.